UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                   Amendment No. 1


                                SILICON GRAPHICS, INC.
                                   (Name of Issuer)


                                     COMMON STOCK
                            (Title of Class of Securities)


                                      827056102
                                    (CUSIP Number)


               Check the following box if a fee is being paid with this statement ( ).






























                                     SCHEDULE 13G
                                   Amendment No. 1


                                SILICON GRAPHICS, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)


                                      827056102
                                    (CUSIP Number)


          (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Arthur S. Labatt

          (2)  Check the Appropriate Box if a Member of a Group

               (a)
               (b)  (x)

          (3)  SEC Use Only


          (4)  Citizenship or Place of Organization

               Arthur S. Labatt is a citizen of Canada


          Number of   (5)   Sole Voting Power         4,500shares
          Shares
          Benefici-   (6)   Shared Voting Power       NIL
          ally Owned
          by Each     (7)   Sole Dispositive Power    4,500 shares
          Reporting
          Person With (8)   Shared Dispositive Power  NIL


          (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                         4,500 shares

          (10) Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares

                         Not applicable

          (11) Percent of Class Represented by Amount in Row 9













                         0.0  % of outstanding common shares

          (12) Type of Reporting Person HC (see item 2A)



                                     SCHEDULE 13G


                                SILICON GRAPHICS, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)


                                      827056102
                                    (CUSIP Number)


          (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

               Trimark Financial Corporation

          (2)  Check the Appropriate Box if a Member of a Group

               (a)
               (b)  (x)

          (3)  SEC Use Only


          (4)  Citizenship or Place of Organization

               Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


          Number of   (5)   Sole Voting Power         18,804,600shares
          Shares
          Benefici-   (6)   Shared Voting Power       NIL
          ally Owned
          by Each     (7)   Sole Dispositive Power    18,804,600 shares
          Reporting
          Person With (8)   Shared Dispositive Power  NIL


          (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                         18,804,600 shares

          (10) Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares













                         Not applicable

          (11) Percent of Class Represented by Amount in Row 9

                         10.7% of outstanding common shares

          (12) Type of Reporting Person HC  (see item 2A)


                                      Item 1(a)

          Name of Issuer:     Silicon Graphics, Inc.




                                      Item 1(b)

          Address of Issuer's Principal Executive Offices:

               2011 North Shoreline Blvd.
               Mountain View, CA 94039-7311



                                      Item 2(a)

          Name of Person Filing:

          Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Arthur S. Labatt, a Canadian Citizen, and President and shareholder of Trimark Financial Corporation ("TFC"), is also an owner of record of a portion of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.

                                      Item 2(b)

          Address of Principal Business Office:

                               One First Canadian Place
                               Suite 5600, P.O. Box 487
                                   Toronto, Ontario
                                       M5X 1E5













                                    (416) 362-7181



                                      Item 2(c)

          Citizenship:

               Arthur S. Labatt - Canada
               Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
               Trimark Investment Management Inc. - Incorporated under the laws of Canada

               Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada



                                      Item 2(d)

          Title of Class of Securities:      common stock



                                      Item 2(e)

          CUSIP Number:       827056102



                                        Item 3

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  (   )     Broker or Dealer registered under Section 15
                              of the Act

               (b)  (   )     Bank as defined in section 3(a) (6) of the
                              Act

               (c)  (   )     Insurance Company as defined in section
                              3(a)(19) of the Act

               (d)  (   )     Investment Company registered under section 8
                              of the Investment Company Act

               (e)  (   )     Investment Adviser registered under section
                              203 of the Investment Advisers Act of 1940

               (f)  (   )     Employee Benefit Plan, Pension Fund which is












                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 240.13d-1(b) (1) (ii)(F)

               (g)  ( x )     Parent Holding Company, in accordance with
                              240.13d-1(b) (ii)(G) (Note:  See Item 7)

               (h)  (   )     Group, in accordance with 240.13d-1(b)
                              (ii)(H)

                              (see item 2A)


                                        Item 4

          Ownership.

               (a)  Amount Beneficially Owned*:

                         18,809,100  shares

               (b)  Percent of Class:

                         10.7 %

               (c)  Number of shares as to which such person has*:

                (i)      sole power to vote or to direct the vote: (TFC)
                         18,809,100
                (ii)     shared power to vote or to direct the vote: NIL
               (iii) sole power to dispose or to direct the disposition of: (TFC) 18,809,100
                (iv) shared power to dispose or to direct the disposition of: NIL

                         *    (see item 2(a))





                                        Item 5

          Ownership of Five Percent or Less of a Class

               Inapplicable



                                        Item 6

          Ownership of More than Five Percent on Behalf of Another Person

               Inapplicable














                                        Item 7

          Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               See item 2(a)



                                        Item 8

          Identification and Classification of Members of the Group.

               Inapplicable



                                        Item 9

          Notice of Dissolution of Group.

               Inapplicable




                                       Item 10

          Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     May 6, 1997


          Signature:          ___________________________________

          Name/Title:         Michael Kevin Feeney, Chief Financial
                              Officer, on behalf of Trimark Financial












                              Corporation in its capacity as a "Reporting
                              Person" herein.


                              Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).